EXHIBIT 21.1

  List of Subsidiaries of
Consensus Cloud Solutions, Inc.

Consensus Cloud Solutions, Inc.'s principal affiliates as of December 31, 2025, are listed below. All other affiliates, if considered in the aggregate as a single affiliate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Incorporation
Catch Curve, Inc.	Delaware, United States
Dotcom Limited	Hong Kong
Consensus Cloud Solutions, LLC	Delaware, United States
J2 Global ANZ Limited	Ireland
Consensus Cloud Solutions Canada ULC	Canada
Consensus Cloud Solutions International Limited	Ireland
j2 Global Japan Y.K.	Japan
J2 Global (Netherlands) B.V.	Netherlands
MetroFax, Inc.	Washington, United States